50
3/6/03

03002251

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

VF 3-5-03

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED PROCESSING
MAR 0 3 2003
WASH. D.C. 155 SECTION

SEC FILE NUMBER
8-50220

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WesBanco Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 Putnam Street, Suite 1
(No. and Street)

Marietta	Ohio	45750
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Victor L. Bull, President — 440-230-0400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

One Oxford Centre	Pittsburgh	Pennsylvania	15219
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 0 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

MAR 1 9 2003

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Victor L. Bull, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WesBanco Securities, Inc., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NO EXCEPTIONS

Signature

President

Title

Notary Public

ANNE M. REINKOBER
Notary Public, State of Ohio, Cuy. Cty.
My Commission Expires April 24, 2005

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AUDITED STATEMENT OF FINANCIAL CONDITION

WesBanco Securities, Inc. (A Wholly Owned Subsidiary of WesBanco, Inc.)

December 31, 2002
with Report of Independent Auditors

0302-0391563

WesBanco Securities, Inc.
(A Wholly Owned Subsidiary of WesBanco, Inc.)

Audited Statement of Financial Condition

December 31, 2002

Contents

ERNST & YOUNG

Ernst & Young LLP
One Oxford Centre
Pittsburgh, Pennsylvania 15219

Phone: (412) 644-7800
www.ey.com

Report of Independent Auditors

To the Board of Directors and Shareholder of
WesBanco Securities, Inc.

We have audited the accompanying statement of financial condition of WesBanco Securities, Inc. (a wholly owned subsidiary of WesBanco, Inc.) as of December 31, 2002 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. The statement of financial condition is the responsibility of WesBanco Securities, Inc.'s management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of WesBanco Securities, Inc. as of December 31, 2002 in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

February 24, 2003

WesBanco Securities, Inc.
(A Wholly Owned Subsidiary of WesBanco, Inc.)

Statement of Financial Condition

December 31, 2002

Assets		
Cash and cash equivalents	$	364,657
Commission receivables		30,446
Income tax receivable		20,652
Prepaid expenses		22,235
Fixed assets (net of accumulated depreciation of $12,846)		3,296
Deferred taxes		510
Total assets	$	441,796
Liabilities and shareholder's equity		
Liabilities:		
Accounts payable, accrued expenses and other liabilities	$	40,900
Total liabilities		40,900
Shareholder's equity:		
Common stock, par value $1 per share—authorized 500 shares, issued and outstanding 100 shares		100
Additional paid-in capital		524,900
Accumulated deficit		(124,104)
Total shareholder's equity		400,896
Total liabilities and shareholder's equity	$	441,796

See accompanying notes.

WesBanco Securities, Inc.
(A Wholly Owned Subsidiary of WesBanco, Inc.)

Notes to Statement of Financial Condition

December 31, 2002

1. Organization

WesBanco Securities, Inc. (the Company) is a wholly owned subsidiary of WesBanco, Inc. (WesBanco). The Company is registered as a broker and dealer in securities under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. The Company originated in 1997 as a subsidiary of Commercial BancShares, Inc., which was acquired by WesBanco in 1998. Since March 31, 1998, the Company has operated as a subsidiary of WesBanco. Effective April 28, 1999, the Company changed its name from CommBanc Investments, Inc. to WesBanco Securities, Inc.

The Company offers retail brokerage services relating to securities such as stocks, bonds, covered options, mutual funds, and insurance annuities on a fully disclosed basis. The Company also operates as a registered investment advisor.

2. Significant Accounting Policies

Basis of Financial Statement Presentation

The statement of financial condition includes the accounts of the Company. Such statement has been prepared in accordance with accounting principles generally accepted in the United States.

In preparing the statement of financial condition, management is required to make estimates and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Management believes that the estimates utilized in preparing its statement of financial condition are reasonable and prudent. Actual results could differ from such estimates, and such differences may be material to the financial statement.

Cash and Cash Equivalents

Cash and cash equivalents are highly liquid investments that are readily convertible to cash and have original maturities of less than 90 days.

WesBanco Securities, Inc.
(A Wholly Owned Subsidiary of WesBanco, Inc.)

Notes to Statement of Financial Condition (continued)

2. Significant Accounting Policies (continued)

Securities Transactions

The Company does not carry security accounts for customers, perform custodial functions relating to customer securities or receive customer funds. All transactions are cleared through another broker-dealer on a fully disclosed basis.

Income Taxes

The operating results of the Company are included in the consolidated federal income tax return filed by WesBanco. The Company uses the liability method to account for deferred income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and law that will be in effect when the differences are expected to reverse.

Intangible Assets

Organization costs are amortized on a straight-line basis over a period of five years.

Depreciation

For financial reporting purposes, equipment is depreciated principally using the straight-line method over the estimated useful lives of the assets. Accelerated methods are used for federal income tax purposes.

3. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission (SEC) Uniform Net Capital Rule (Rule 15c3-1) and is required to maintain minimum net capital, as defined, equal to the greater of $250,000 or 6.67% of aggregate indebtedness. At December 31, 2002, the Company had net capital of $331,846, which was $81,846 in excess of its required net capital of $250,000.

4. Related Party Transactions

Related party transactions consisted of cash held at an affiliate bank. At December 31, 2002, the Company had cash on hand with affiliates of $42,411.

4. Related Party Transactions (continued)

Some officers and directors (including their affiliates, families and entities in which they are principal owners) of WesBanco and its subsidiaries are customers of those subsidiaries and have had transactions with the subsidiaries in the ordinary course of business.

The Company's employees participate in the pension plan sponsored by WesBanco. Related expenses are not allocated to the Company and are not included in the statement of operations.

5. Financial Guarantee

The Company guarantees the performance of customer brokerage accounts introduced to Mesirow Financial. The guarantee is primarily for margin borrowing arrangements which have no stated maturity. The clearing agent holds marketable securities as collateral to support borrowing arrangements. At December 31, 2002, the market value of the collateral held for these borrowing arrangements was at least 140% of the amount borrowed. The Company also maintains a clearing deposit with Mesirow Financial, which can be used to offset liabilities arising from the financial guarantee. At December 31, 2002, the amount held in an interest-bearing deposit account with Mesirow Financial was $322,246.